September 27, 2019

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
11445 E. Via Linda, Unit 2-496
Scottsdale, AZ 85259

       Re: CBD Life Sciences Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed September 23, 2019
           File No. 024-11005

Dear Ms. Nelson:

       We have the following comment on your amended offering statement.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2019 letter.

Amended Form 1-A filed September 23, 2019

Financial Statements, page F-1

1. As previously requested in both our May 28 and August 12, 2019 letters, please provide us an analysis supporting your accounting treatment of the acquisition of LBC Bioscience,
      Inc. as a business combination whereby the company was deemed the acquirer for accounting purposes pursuant to ASC 805-10-25 rather than a reverse acquisition pursuant to ASC 805-40 whereby LBC Bioscience would be deemed the acquirer for accounting purposes. Also as requested in those letters, pro forma financial information pursuant to
      Part F/S, Section (b)(7)(iv) is required. In this regard, include a pro forma statement of operations for the year ended December 31, 2018 to reflect your acquisition of LBC as if it occurred on January 1, 2018. We will not perform a detailed examination of the offering statement until you provide us the above requested analysis and amend your filing to include the pro forma financial information.
 Lisa Nelson
CBD Life Sciences Inc.
September 27, 2019
Page 2

      You may contact Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at
202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameLisa Nelson
                                                           Division of
Corporation Finance
Comapany NameCBD Life Sciences Inc.
                                                           Office of Healthcare
& Insurance
September 27, 2019 Page 2
cc:       John E. Lux, Esq.
FirstName LastName